File No. 70-8715


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM U-1

                         Amendment No. 2
                                to
                    APPLICATION OR DECLARATION

                              under

          The Public Utility Holding Company Act of 1935

       THE SOUTHERN DEVELOPMENT AND INVESTMENT GROUP, INC.
                     64 Perimeter Center East
                     Atlanta, Georgia  30346

       (Name of company or companies filing this statement and addresses of principal executive offices)

                       THE SOUTHERN COMPANY

          (Name of top registered holding company parent of each applicant or declarant)

                    Tommy Chisholm, Secretary
                       The Southern Company
                    270 Peachtree Street, N.W.
                      Atlanta, Georgia 30303

             (Name and address of agent for service)

    The Commission is requested to mail signed copies of all orders, notices and communications to:

         W. L. Westbrook                J. Kevin Fletcher
    Financial Vice President                President
      The Southern Company         The Southern Development and
   270 Peachtree Street, N.W.         Investment Group, Inc.
     Atlanta, Georgia  30303         64 Perimeter Center East
                                     Atlanta, Georgia  30346

                     John D. McLanahan, Esq.
                       Troutman Sanders LLP
                    600 Peachtree Street, N.E.
                            Suite 5200
                   Atlanta, Georgia  30308-2216





                       INFORMATION REQUIRED


     Development hereby amends and restates the third paragraph of Item 1.4 - Purpose of Investment (as previously amended and restated in Amendment No. 1) to read as follows:

     "Southern Communications Services, Inc. ("Southern

Communications") and ITC's wholly-owned subsidiary, IFN, have entered into a long-term agreement pursuant to which IFN is

providing interconnection, switching and system integration

services between Southern Communications' Enhanced Specialized

Mobile Radio ("ESMR") network/1 and the public switched telephone network.  The interconnection utilizes the excess capacity

associated with an existing IFN fiber optic link into the Alabama

Power Company headquarters building in Birmingham where Southern

Communications' central switching facility is located.  Using this link, Southern Communications is able to digitally transmit call traffic to and from the public switched telephone network without having to make any additional capital investment of its

own./2   Thus, all interconnected calls which originate on the

public telephone system (which includes cellular call traffic)

---------------

               1 See The Southern Company, Holding Co. Act Release No. 26211 (Dec. 30, 1994).

               2   If Southern Communications had to duplicate the existing
          IFN facilities, it would entail additional expenditures in the millions of dollars. Alternatively, Southern Communications could lease circuits from unaffiliated interexchange carriers. However, the arrangement with IFN permits Southern Communications' interconnected traffic to share facilities with other traffic handled by IFN, improving economies of scale and resulting in lower overall costs to Southern Communications than would be incurred if Southern Communications were to lease its own circuits.





are routed into the ESMR switching system at the Birmingham

interconnection point.  Likewise, all interconnected calls

originated on the ESMR network can be terminated in the local telephone exchange maintained by IFN's affiliates (if that is the call destination) or, alternatively, routed by IFN to the local

Bell operating company ("BOC"), to other independent telephone companies, or to any one of the major long-distance carriers with which IFN or its affiliates are already interconnected.

     In addition to making use of the redundant (and therefore

reliable) capacity associated with its existing Birmingham fiber optic link, IFN is uniquely positioned to provide Southern

Communications with the important advantage of having a single point of interconnection with the public switched telephone

network throughout the Southeast./3  This advantage derives from

IFN's affiliation with an independent local telephone exchange

---------------

               3    An important feature of the arrangement with IFN is
          that it will allow telephone users to make toll-free calls to Southern Communications' customers from any location within the Southern Communications' service area. This will provide the Operating Companies with greater control and predictability in the costs that are associated with calls from the public switched telephone network to Southern Communications mobile units. For the same reason, it is expected to provide a marketing advantage in Southern Communications' dealings with unaffiliated mobile radio customers. While it is possible that Southern Communications could implement such a regional inbound toll-free call arrangement through direct links with each of the 100 or more independent telephone companies in its service area, the single interconnection with IFN and its affiliates, which are already connected to each of those independents, eliminates a layer of complexity and associated cost.







system located in the heart of the Southern System,/4 as well as from IFN's existing fiber optic network throughout the Southeast and its (or its affiliates') links with all of the major long-

distance carriers.

     The efficient and effective planning and execution of this interconnection agreement is essential not only to Southern

Communications' future plans, but also to maintaining the

reliability and cost-effectiveness of the wireless services that

Southern Communications will provide to the Operating Companies."

---------------

               4 Under the consent decree that led to the break-up of the former AT&T Bell telephone system, the United States is now divided into "Local Access and Transport Areas," or "LATAs."
          Each of the Bell operating companies, or "BOCs" for short, are now limited to providing services within LATAs. See United States v. Western Electric Co., 552 F.Supp. 131 (D.D.C. 1982), aff'd 103 S.Ct. 1240 (1983). As a result, in order to permit customers of Southern Communications to send and receive calls to and from customers of BellSouth Telecommunications, Inc., the BOC serving the geographic area in which Southern Communications operates, it would be necessary for Southern Communications to interconnect with BellSouth's facilities in each of the fourteen
          (14) LATAs in the Southern System service area. IFN and its independent telephone affiliates, however, are not subject to this restriction. Thus, one of the important features of the IFN interconnection agreement is that it shifts to IFN the responsibility for delivering public network traffic to and from each of the 14 LATAs.







                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  December 29, 1995



                         THE SOUTHERN DEVELOPMENT AND INVESTMENT
                         GROUP, INC.



                         By: /s/Tommy Chisholm
                              Tommy Chisholm, Vice President and
                              Secretary























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